May 5, 2023

Mr. Robert Shapiro
Mr. Doug Jones
Office of Trade & Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Maximus, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2022
Filed November 22, 2022
File No. 1-12997

Dear Messrs. Shapiro and Jones:

Maximus, Inc. (“We” or the “Company”) received your letter of April 12, 2023, containing comments on the filing referenced above. This letter on behalf of the Company responds to each of the comments set forth in your letter. For convenience of reference, we have reproduced your comments below and provided our responses following each comment.

Form 10-K for the Fiscal Year Ended September 30, 2022

Risk Factors

If we fail to accurately estimate the factors upon which we base our contract pricing, we may generate less profit … page 15

1.You disclose on page 16, "It is a challenge across the industry in how we estimate wage inflation rates ..., particularly for fixed-price contracts." In your CEO's remarks in the company's earnings call on November 22, 2022, he stated your government contracts typically include labor escalators of 2% to 3% but market conditions have led you to raise wages in the 4% to 5% range that puts pressure on your margins. Please update this risk factor if recent inflationary pressures have materially impacted your operations and financial results. Consider incorporating the impact of wage inflation on your contract pricing, and the profitability on your fixed-price and performance-based contracts.

We performed an analysis at the end of fiscal year 2022 to make a good faith estimate of inflationary pressures on certain elements of our business. The effect of higher inflation is inherently difficult to estimate with precision given the regular turnover of our staff and our customer contracts. We shared commentary from this analysis on our November 22, 2022, earnings call in an effort to provide color to the investment community regarding one factor behind recent margin pressures.

We undertake to update our risk factor disclosures in our Annual Report on Form 10K for the year ended September 30, 2023, in consideration of the Staff’s comment. An example of such updated disclosure follows:

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Demand for talent in certain elements of our business can be highly competitive and to the extent actual wage inflation exceeds our estimates or we are not able to incorporate wage increases in our contracts that cover actual wage inflation we experience, our operations and financial results may be adversely affected. Our portfolio includes fixed-price, performance-based and cost-plus contracts for which employment requirements are contract specific, and have varying impacts to financial results.

In cost-plus contracts, we work with our customer to come to agreement for wage increases to meet the current demand and hiring needs, which generally does not impact profitability of these contracts. For fixed-price and performance-based contracts, large and/or sudden changes to the labor market may require us to hire talent at wage levels higher than budgeted which can adversely impact results on what are often multi-year contracts. For example, during the year ended September 30, 2022, we observed that our fixed-price and performance-based contracts typically include labor escalators of 2% to 3% but varying market conditions over recent prior periods had required wage increases in places in the 4% to 5% range, which adversely impacted margins. This is one of many factors that may impact profitability on multi-year fixed price and performance-based contracts. As contracts reach re-procurement milestones, we have the ability to adjust our pricing to current and/or future expected market conditions.

Non-GAAP and Other Measures, Page 37

2.You disclose here and in the Form 10-Q for the period ended December 31, 2022 your Credit Agreement includes the defined term "Consolidated EBITDA" and calculation of "Adjusted EBITDA" conforms to the Credit Agreement. Please explain to us and disclose how these measures relate to compliance with the Credit Agreement, including any associated amounts or limits and actual or reasonably likely effects of compliance or noncompliance. Your current disclosure appears to be in the context of a non-GAAP measure rather a material term of a material agreement that is material to investors' understanding of your financial condition and/or liquidity. Refer to Question 102.09 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for reference.

We undertake to update our disclosures in future filings to expand our discussion of the material terms of the Credit Agreement, including the Consolidated EBITDA calculation as it relates to our financial covenants, as well as any actual or reasonably likely effects of any noncompliance with those covenants. An example of our envisaged disclosure, based upon our Annual Report on Form 10-K for the year ended September 30, 2022, is included in Appendix 1. We would expect to place this disclosure within our ‘Material Cash Requirements from Contractual Obligations’ discussion within our ‘Management’s Discussion and Analysis’ section.

3.In the second bullet on page 38 you state "The measure of Adjusted EBITA is a step in calculating Adjusted EBITDA." Please explain to us and in your disclosure what this means.

We had included an EBITA measure as a step in calculating EBITDA as a service to our investors. However, it is not a metric management uses. Accordingly, we will omit this as a line item in future filings. This is consistent with the example shown in Appendix 1.

4.In note 8 to the consolidated financial statements you disclose the terms of the Credit Agreement. However, we do not see any mention of "Consolidated EBITDA" or "Adjusted EBITDA" in those terms. If these measures are truly key terms of the Credit Agreement, revise your disclosure in the notes to the financial statements in this regard.

We undertake to update our disclosure in future filings prospectively to reflect the terms as defined by the Credit Agreement.

Notes to Consolidated Financial Statements
Note 2, Significant Accounting Policies
Revenue Recognition, page 48

5.For your performance-based contract revenue in the Outside the U.S. Segment, you disclose you have variable fees based on future outcomes. You state payments occur over several months based on future events for which you are required to estimate the outcome fees ahead of their realization and collection and you recognize the estimated fee over the period of delivery. Please explain to us and disclose (i) whether the estimate of this variable consideration is typically constrained and (ii) the methods, inputs and assumptions you use in determining the transaction price, including estimating variable consideration and assessing whether the estimate of the variable consideration is constrained. Refer to ASC 606-10-50-12.b and 20a and b.

For each portfolio of jobseekers, we calculate the transaction price using the expected value method of estimating variable consideration. In a typical arrangement, we receive a monthly portfolio of jobseekers and we are expected to make efforts to get them into employment. Most arrangements include a payment based upon a milestone, which might be an individual jobseeker entering employment, achieving sustained employment or reaching another employment-related goal, such as attaining a particular level of salary. These payments only become payable upon achievement of milestones.

We calculate this transaction fee based upon the total milestone payments we expect to receive and estimated timing of when we expect the milestones to be met. The resulting revenue is recognized over the period of time that we expect to reach these milestones. There are no material constraints applied to the estimates for these fees. We considered the factors included in ASC 606-10-32-12, when assessing the likelihood and magnitude of a revenue reversal. Factors we considered included the following:

•The markets in which we operate are well known to us and many of the contracts we operate are familiar to us, leading in a strong ability to estimate outcomes. Even as contracts evolve, our customers frequently remain the same.
•The manner and the timing of the transactions reduce the risk of material revenue reversal. Our revenue for each potential placement starts at zero and grows over the term that we manage each cohort of jobseekers. In the early stages, there may be greater uncertainty over achievement of an outcome, but the amount of revenue recognized is small; towards the end of the life of the portfolio, the balance of unbilled revenue is higher, but the remaining time to fulfil the obligation is less and a material reversal is unlikely. There is no significant timing difference between us completing an employment outcome and our ability to claim for it.
•We do not have any history of offering price concessions on these contracts.

We undertake to update our disclosures in future filings to reflect the disclosure requirements discussed above. Such language would be consistent with the following.

Some of our performance-based contract revenue is recognized based upon future milestones defined in each contract. This is the case in many of our employment services contracts in the Outside the U.S. Segment, where we are paid as individuals attain employment milestones, which may take many months to achieve. We recognize revenue over the period of performance. Our estimates vary from contract to contract but may include the number of participants within a portfolio reaching employment milestones and the service delivery periods for participants reaching the employment milestone.

We estimate the total variable fees we will receive using the expected value method. We recognize the fees over the expected period of performance. At each reporting period, we update our estimates of the variable fees to represent the circumstances present at the end of the reporting period. We are required to constrain our estimates to the extent that it is probable that there will not be a significant reversal of cumulative revenue when the uncertainty is resolved. We do not have a history of significant constraints on these contracts.

If you have any additional questions or require more information, please contact me at 703-251-8500.

/s/ David W. Mutryn
David W. Mutryn
Chief Financial Officer

Appendix 1

Material Cash Requirements from Contractual Obligations

Credit Facilities

Our principal debt agreement is with JPMorgan Chase Bank N.A. (the Credit Agreement). At September 30, 2022, we owed $1.37 billion under the Credit Agreement, with access to an additional $600 million through a revolving credit facility. Mandatory repayments are required under this agreement through May 2028, when the agreement ends, and must be renegotiated or the funds repaid.

The Credit Agreement contains a number of covenants with which we are expected to comply. Failure to meet these requirements would result in a need to renegotiate the agreement, or could result in a requirement to repay our outstanding debt in full. There are two financial covenants, both defined in the Credit Agreement.

•Our Consolidated Net Total Leverage Ratio means, for any twelve-month period, the ratio of our Funded Debt, offset by up to $75 million of unrestricted cash (Consolidated Total Leverage), against our Consolidated EBITDA (as defined by the Credit Agreement). To comply with our Credit Agreement, this ratio cannot exceed 4.00:1.00 at the end of each quarter, with a step-up to 4.50:1.00 under certain circumstances. This ratio also determines both our interest rate and the charge we pay on the unused component of our revolving credit facility, with the charge increasing as the leverage ratio increases.

•Our Consolidated Net Interest Coverage Ratio means, for any twelve-month period, the ratio of our Consolidated EBITDA against our Consolidated Net Interest Expense, as defined by the Credit Agreement. To comply with our Credit Agreement, this ratio cannot be less than 3.00:1.00 at the end of each quarter.

Consolidated EBITDA also drives certain permissions within the Credit Agreement, such as the level of investment we are entitled to make without seeking additional approval from our lenders.

Our Credit Agreement defines Consolidated EBITDA, as well as other components of the calculations above. The definition of Consolidated EBITDA requires us to include adjustments not typically included within EBITDA, including unusual, non-recurring expenses, certain non-cash adjustments, the pro forma effects of acquisitions and disposals and estimated synergies from acquisitions. As a result, Consolidated EBITDA as defined by the Credit Agreement may not be comparable to EBITDA or related or similarly-titled measures presented by other companies.

We have summarized below the components of our two financial ratio calculations, including the components of Consolidated EBITDA as defined by the Credit Agreement which are included within our financial statements. At September 30, 2022, we were in compliance with all applicable covenants of our Credit Agreement. We do not believe that these covenants represent a significant restriction in our ability to operate our business or to pay our dividends.

Table MD&A: Reconciliation of Net Income to Consolidated EBITDA as defined by our Credit Agreement
	For the Year Ended September 30,
	2022	2021
	(in thousands)
Net income	$203,828	$291,200
Adjustments:
Interest expense	45,965	14,744
Other expense	2,835	10,105
Provision for income taxes	73,270	92,481
Amortization of intangibles	90,465	44,357
Stock compensation expense	30,476	28,554
Acquisition-related expenses	332	10,820
Gain on sale of land and building	(11,046)	—
Depreciation and amortization of property, equipment, and capitalized software	42,330	46,361
Pro forma and other adjustments permitted by our credit agreement	30,032	92,398
Consolidated EBITDA (as defined by our Credit Agreement)	$508,487	$631,020

Table MD&A: Consolidated Net Total Leverage Ratio
	For the Year Ended September 30,
	2022	2021
	(in thousands, except ratio data)
Funded Debt (as defined by our Credit Agreement)	$1,366,614	$1,523,531
Cash and cash equivalents up to $75 million	40,658	75,000
Consolidated Net Total Leverage (as defined by our Credit Agreement)	$1,325,956	$1,448,531

Consolidated Net Total Leverage Ratio (as defined by our Credit Agreement)	2.61	2.30

Table MD&A: Consolidated Net Interest Coverage Ratio
	For the Year Ended September 30,
	2022	2021
	(in thousands, except ratio data)
Consolidated EBITDA (as defined by our Credit Agreement)	$508,487	$631,020

Interest expense	45,965	14,744
Components of other income/expense, net allowed in ratio calculation	(118)	—
Pro forma adjustments to interest expense	—	22,487
Consolidated Net Interest Expense (as defined by our Credit Agreement)	$45,847	$37,231

Consolidated Net Interest Coverage Ratio (as defined by our Credit Agreement)	11.1	16.9